11025152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 68452

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LarrainVial Securities US LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Avda. El Bosque Norte 0177 - 3rd Floor
(No. and Street)

Las Condes (City) Santiago (State) 0177 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~David Portnoff - FINOP~~ (212)751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young Servicios Profesionales de Auditoría y Asesoría Ltda.
(Name – *if individual, state last, first, middle name*)

Pdte. Riesco 5435 - 4th Floor (Address) Santiago (City) C (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 24 2012
08 REGISTRATIONS BRANCH

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Claudio Larraín, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LarrainVial Securities US LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

AUTORIZO LA FIRMA DE DON CLAUDIO PATRICIO LARRAIN KAPLAN, CNI 10.484.880-K. Santiago, 20 de FEBRERO DE 2012

RAUL UNDURRAGA LASO
NOTARIO PUBLICO Nº 29
MAC-IVER 225 - OF. 302
TEL. 639 6725 - 638 2264
SANTIAGO

ENRIQUE MIRA G. NOTARIO SUPLENTE

Notary Public

Signature

CHIEF EXECUTIVE OFFICER

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Larrain Vial Securities US LLC

Financial Statements
and Supplemental Information

For the year ended December 31, 2011

Contents

Ernst & Young Chile
Presidente Riesco 5435, piso 4
Las Condes
Santiago

Tel: 56 2 676 1000
Fax: 56 2 676 1010
www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the Member of
Larrain Vial Securities US LLC

We have audited the accompanying statement of financial condition of Larrain Vial Securities US LLC (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above present fairly, in all material respects, the financial position of Larrain Vial Securities US LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LTDA.

Ernst + Young Ltda.

Santiago, Chile
February 21, 2011

Larrain Vial Securities US LLC

Statement of Financial Condition

December 31, 2011

Assets		
Cash	$	769,555
Due from Affiliate		10,277
Property and Equipment (net)		129,620
Other assets		73,226
Total Assets	$	982,678
Liabilities and Member's Equity		
Accrued Expenses	$	88,629
Due to Affiliate		8,213
Deferred rent		11,710
Total Liabilities		108,552
Member's Equity		874,126
Total Liabilities and Member's Equity	$	982,678

The accompanying notes 1 to 9 form an integral part of these financial statements.

1. Organization

Larrain Vial Securities US LLC (the "Company" or "LVS") was incorporated in Delaware in November 2, 2009. In July 29, 2010 the Financial Industry Regulatory Authority ("FINRA") granted the application of the Company to conduct business contingent upon the execution of the Membership Agreement, which resolved a capital contribution of $1,000,000.

The Company is an institutional brokerage firm. The Company is engaged primarily in the business of effecting transactions in foreign equities. The Company is registered as a broker dealer with the Securities and Exchange Commission and FINRA and commenced operations in the capacity of a broker dealer in November 1, 2010.

The Company acts as an agent for non-U.S. equity sales by its affiliate, Larrain Vial S.A. Corredora de Bolsa ("LVCB"), to U.S. institutional investors and earns commission income on this brokerage business. The Company clears its foreign equities brokerage business on a delivery versus payment/receipt versus payment basis through LVCB.
The Company is a subsidiary of Larrain Vial S.A. ("LVSA") a Chilean investing private company, which is the sole member of the Company.

2. Summary of Significant Accounting Policies

Use of Estimates and Basis of Preparation

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Commission Income

Commissions and brokerage fees are recorded on accrued basis at the trade date.

Operating Lease

The company leases office space under an operating lease that expires in December 2016. The first month of rent under this lease has been abated and will be amortized over the life of the lease. The following is a summary of minimum future rental payments under these leases:

Year Ending December,	Amount
2012	$142,414
2013	146,456
2014	150,628
2015	154,920
2016	159,336
Total	$753,754

Fixed Asset and Depreciation

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight line method over the estimated useful life of the assets. The estimated useful lives of the assets are three years for computers, seven years for furniture and equipment. The estimated useful lives of the leasehold improvements are the life of the office lease which is 60 months.

3. Concentration of Credit Risk

At December 31, 2011, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with one financial institution, Citibank.

4. Off Balance Sheet Risk and Transactions with Customers

ASC 460 (formerly known as Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others") provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2011.

5. Income Taxes

The Company is not subject to income taxes in the United States as all activities are performed by employees of LVCB in Chile and LVS does not have an active office or active employees stationed in the United States. The Company is also not subject to income taxes in Chile as an entity incorporated in the United States.

As of December 31, 2011, the Company determined that it has no uncertain tax positions, interest or penalties as defined with in ASC 740-10 (formerly known as FIN 48).

6. Net Capital Requirements and Other Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of Aggregate Indebtedness. At December 31, 2011, the Company had net capital of $661,003, which was $411,003 in excess of the amount required to be maintained.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis.

7. Related Party Transactions

The Company receives overhead services pursuant to a service level arrangement with the Company's affiliates, Asesorias Larrain Vial Limitada ("LVA") and LVCB, both companies are subsidiaries of LVSA. The Company is charged a percentage of compensation, occupancy, allocated administrative costs and other costs allocated from LVA and LVCB based on the portion attributable to the Company. Expenses related to such service arrangements for the period ended December 31, 2011 amounted to approximately $148,156, and consisted of allocated compensation of $72,496, occupancy of $7,100, professional fees of $14,800, and other expenses of $53,760. Payments related to the service agreement are invoiced and settled in US Dollars. Amounts included on the statement of operations also include expenses directly related to the Company's business. Amounts owed to LVA and LVCB relating to the service agreement and other expenses paid on behalf of the Company are $8,213 and are included in payables to affiliates in the statement of financial condition.

LVS is engaged in providing various investment banking and securities transactions services to its clients, which include U.S. Institutional investors. Under a fee sharing agreement between LVS and LVCB, certain transactions are referred to LVCB on behalf of U.S. clients for execution. LVCB shares 50% of the fees and commissions earned for these transactions. Commission income related to such transactions for the period ended December 31, 2010 amounted $32,807, which is also due from affiliate.

8. Contingencies

The Company is not involved in or foresees any legal proceedings concerning matters arising in connection with the conduct of its businesses.

9. Subsequent Events

The Company has evaluated subsequent events through February 21, 2012, the date these financial statements were available to be issued.